Doximity Board Compensation Policy
Effective July 22, 2026

Equity Compensation for Non-Employee Directors:
Initial RSU grants: Number of units valued at $400,000 based on the closing price on the date of grant, to vest in equal parts annually over three years (one-third at each anniversary). Grants shall be issued automatically on the date of the new director’s term of service (unless the Compensation Committee determines otherwise).
Annual RSU grants: Number of units valued at $200,000 based on the closing price on the date of grant, to vest on the earlier of the one-year anniversary of the grant or the next Annual Shareholder Meeting. Grants shall be issued automatically on the date of each Annual Shareholder Meeting (unless the Compensation Committee determines otherwise, or unless the recipient director received an initial grant within the immediately preceding three months, in which case that director will receive the next available annual grant).
Stock ownership requirements: Not required by the Committee at this time.

Cash Compensation for Non-Employee Directors:
Annual cash retainers shall be paid to non-employee directors in the amounts that follow, to the extent each such position is held. Each amount is payable for the fiscal year of service, including in pro-rata amounts for any position held for only a portion of the fiscal year.

Board Members
Baseline Board Compensation	$40,000
Lead Director - Additional Total Cash	$15,000
Non-Executive Chair - Additional Total Cash	$25,000
Committee Chairs
Audit Committee	$22,000
Compensation Committee	$17,000
Nominating / Governance Committee	$10,000
Committee Members
Audit Committee	$11,000
Compensation Committee	$8,500
Nominating / Governance Committee	$5,000

Compensation Limits: The 2021 Equity Incentive Plan includes a limit of $1M in value for initial total annual compensation and $750K in value for ongoing total annual compensation.